UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

For the month of December 2025
Commission File Number: 001-42186

Harrison Global Holdings Inc.
(f/k/a Bloomz Inc.)
Cricket Square, Hutchins Drive, P.O. Box 2681
Grand Cayman, KY1-1111, Cayman Islands

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K
Board Approval of PIPE Financing, Reverse Stock Split, and Extraordinary General Meeting

On December 18, 2025, the Board of Directors (the Board) of Harrison Global
 Holdings Inc. (the Company) adopted unanimous written resolutions approving certain corporate actions.

PIPE Financing

The Board approved in principle a proposed private investment in public equity financing (the PIPE Financing) for aggregate gross proceeds of up to US$3.22 million, subject to the negotiation, execution, and delivery of definitive agreements and compliance with applicable securities laws and regulatory requirements.

Definitive agreements in connection with the PIPE financing have been executed as of the date of this report.

Reverse Stock Split

The Board approved and recommended to shareholders a 1-for-50 reverse stock split of the Company issued and outstanding ordinary shares, pursuant to which every fifty (50) issued and outstanding ordinary shares would be combined into one (1) ordinary share, subject to shareholder approval and applicable regulatory approvals, with the final ratio to be determined by the Board prior to implementation.

Extraordinary General Meeting

The Board authorized the convening of an Extraordinary General Meeting of shareholders (the EGM) for the purpose of considering and voting upon the proposed reverse stock split and related matters.

The Board authorized the Company officers to determine the date, time, record date, and format of the EGM, and to prepare and distribute the notice of meeting and proxy materials in accordance with applicable law and the Company governing documents.

Forward-Looking Statements

This Report on Form 6-K contains forward-looking statements, including statements regarding the proposed PIPE Financing, the reverse stock split, and the timing and outcome of the Extraordinary General Meeting. These statements are subject to risks and uncertainties, and actual results may differ materially. The Company undertakes no obligation to update any forward-looking statements, except as required by law.

Authorized SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Harrison Global Holdings Inc.

By: /s/ Ryoshin Nakade
Name: Ryoshin Nakade
Title: Co-Chairman and Co-CEO
Date: Dec 19, 2025